SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 (Amendment No. __)*

TECK RESOURCES LIMITED

(Name of Issuer)

Class B Subordinate Voting Shares

(Title of Class of Securities)

878742204

(CUSIP Number)

July 15, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No.	878742204	Page	2	of	6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 101,304,474
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 101,304,474
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 101,304,474
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 17.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	878742204	Page	3	of	6

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Fullbloom Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 101,304,474
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 101,304,474
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,304,474
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 17.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	878742204	Page	4	of	6

Item 1(a).	Name of Issuer

Teck Resources Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices

Suite 3300 550 Burrard Street Vancouver, BC Canada V6C 0B3

Item 2(a).	Name of Persons Filing

China Investment Corporation (“CIC”)

Fullbloom Investment Corporation (“Fullbloom”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of CIC is as follows: New Poly Plaza No.1 Chaoyangmen Beidajie Dongcheng Beijing 100010 People’s Republic of China

The address of Fullbloom is as follows: Room 1710-B, New Poly Plaza No. 1 Chaoyangmen Beidajie Dongcheng Beijing 100010 People’s Republic of China

Item 2(c).	Citizenship

CIC is established under the Company Law of the People’s Republic of China.

Fullbloom is established under the Company Law of the People’s Republic of China.

Item 2(d).	Title of Class of Securities

Class B Subordinate Voting Shares

Item 2(e).	CUSIP Number

878742204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No.	878742204	Page	5	of	6

Item 4.
Ownership

The securities being reported are held by Fullbloom, a wholly-owned subsidiary of CIC. CIC is an investment institution established as a wholly state-owned company under the Company Law of the People’s Republic of China.

Reporting Person	Amount Beneficially Owned	Percent of Class
CIC	101,304,474	17.5%
Fullbloom	101,304,474	17.5%

Reporting Person	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition of
	Sole	Shared	Sole	Shared
CIC	0	101,304,474	0	101,304,474
Fullbloom	0	101,304,474	0	101,304,474

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No.	878742204	Page	6	of	6

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of July 24, 2009.

CHINA INVESTMENT CORPORATION
By:	/s/ Gao Xiqing
	Name:	Gao, Xiqing
	Title:	President

FULLBLOOM INVESTMENT CORPORATION
By:	/s/ Gao Xiqing
	Name:	Gao, Xiqing
	Title:	Executive Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated July 24, 2009, between China Investment Corporation and Fullbloom Investment Corporation